UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _____________________

Commission file number   0-1402

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company
Employee Savings Plan

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employee Savings Plan
December 31, 2014 and 2013, and
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Plan Sponsor and Administrator

The Lincoln Electric Company
Cleveland, Ohio  44117
(216) 481-8100

Plan Number:  005

Employer Identification Number:  34-0359955

The Lincoln Electric Company
Employee Savings Plan
Financial Statements and Schedule
December 31, 2014 and 2013, and
Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Lincoln Electric Company
Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Lincoln Electric Company Employee Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of The Lincoln Electric Company Employee Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 26, 2015

The Lincoln Electric Company
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value	$448,933,911	$435,950,714
Receivables:
Notes receivable from participants	12,001,964	11,528,753
Employer contributions receivable	528,434	521,069
Other receivable	—	60,220
Total receivables	12,530,398	12,110,042
Total assets	461,464,309	448,060,756

Liabilities
Corrective distributions payable	36,633	66,831
Other liabilities	120,667	—
Total liabilities	157,300	66,831

Net assets available for benefits, at fair value	461,307,009	447,993,925

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(496,699)	(590,018)

Net assets available for benefits	$460,810,310	$447,403,907

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2014

Additions
Interest and dividends	$13,867,673
Interest on notes receivable from participants	509,707
Contributions:
Participants	15,876,843
Employer	10,120,065
Net appreciation in fair value of investments	560,708
Total additions	40,934,996

Deductions
Participant withdrawals	27,491,960
Corrective distributions	36,633
Total deductions	27,528,593

Net increase	13,406,403

Net assets available for benefits at beginning of year	447,403,907
Net assets available for benefits at end of year	$460,810,310

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements

Note 1 — Description of Plan
The following description of The Lincoln Electric Company Employee Savings Plan (as amended, “the Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (“the Company”), as defined by the Plan.  The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions and Vesting
Participant Contributions
Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($17,500 for 2014 and 2013).  Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year (up to an additional $5,500 for 2014 and 2013).  Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as Corrective distributions payable. Participants are immediately vested in their contributions plus actual earnings thereon.  Participants have the right to either direct Fidelity Management Trust Company (“the Trustee”) to invest contributions in any one fund or in a combination of funds in 1% increments or to invest contributions in a self-directed brokerage account.
Effective January 1, 2012, eligible employees who do not have an affirmative election under the Plan and employees who become eligible participants in the Plan, will be automatically enrolled in the Plan unless action is taken by the employee to elect not to contribute to the Plan.  Participants enrolled under this approach will have 4% of their base salary contributed to the Plan.
The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code.  In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees.  As a result, certain participants who are defined as highly compensated employees may have a portion of their contributions refunded to them after the end of the plan year.
Company Match
The Company contributes 35% of the first 6% of compensation contributed by certain participants to the Plan.  Matching contributions are 100% vested after an employee has attained three years of service.  The Company match is discretionary and can be suspended or terminated at any time.  Company match contributions are invested in the same manner as participant contributions.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
FSP Program
The Plan provides a Financial Security Program (“FSP”) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997.  Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service.  In July 2006, the Company amended the Plan to offer employees enhanced FSP benefits (“FSP Plus”).  Eligible employees hired on or after January 1, 2006 receive FSP Plus benefits under the Plan, but are not eligible to participate in the Company’s defined benefit plan.  Those eligible employees hired prior to January 1, 2006 either remained under the Company’s existing retirement programs, which includes both benefits under the Plan and the Company’s defined benefit plan, or made an irrevocable election to switch to the new program that provides the FSP Plus feature while earning a reduced benefit from the Company’s defined benefit plan.  The Company began making contributions to the FSP Plus program to eligible employees on July 16, 2006 as follows:

Years of Service	FSP Plus Company Contribution (% of base pay)
1	4%
5	5%
10	6%
15	7%
20	8%
25	10%
The amount of FSP and FSP Plus contributions were $6,420,212 in 2014.  FSP and FSP Plus contributions are invested in the same manner as participant contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan.  Forfeited amounts were $508,181 in 2014.  During 2014, $490,000 in forfeitures were used to reduce Company contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding FSP and FSP Plus contributions.  Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company.  Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment.  Participants who leave the Company may withdraw their money at any time.  Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which age 70½ is attained or the calendar year in which the participant is terminated if later.  Participants or beneficiaries may elect to receive the portion of their distributions which are attributable to their interests in the Lincoln Electric Stock Fund in the form of whole shares with any fractional shares paid in cash or all in cash.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
Plan Termination
The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time.  Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable.  No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The valuation methodologies used for the investment assets measured at fair value are as follows:
Money market funds: Valued at net asset value ("NAV"), which approximates fair value.
Units of registered investment companies (“Mutual funds”): Valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the plan year.
Self-directed investment account: Consist primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund. The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement day.
Lincoln Electric Stock Fund: Valued at net asset value based on information provided by the trustee. The net asset value represents the fair value of Lincoln Electric Holdings, Inc. Common Stock, which is determined based on the quoted market price as of year-end, adjusted for any assets or liabilities held by the fund on the last day of the plan year, and a portion of uninvested cash, which is recorded at carrying value as maturities are less than three months.
Common collective trust fund: Valued at net asset value based on information provided by the trustee and using the financial statements of the common collective trust on the last business day of the plan year.
The common collective trust fund invests in fully benefit-responsive investment contracts.  This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value.  Contract value is the relevant measurement attribute to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  Refer to Note 9 for discussion of the investment in the common collective trust fund.
Purchases and sales of securities are recorded on a trade-date basis. Open trades within the Lincoln Electric Stock Fund that have not settled are reflected in the statements of Net Assets Available for Benefits as either an Other receivable or Other liability. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded when it is earned.  If a participant ceases to make loan repayments and the loan is deemed to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
All direct costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2014.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)." ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the NAV practical expedient provided by Accounting Standards Codification 820, "Fair Value Measurement." Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the NAV practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management is currently evaluating the impact of the adoption of ASU 2015-07 on the Plan’s financial statements.

Note 3 — Investments
During 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Mutual Funds	$3,477,936
Self-Directed Brokerage Accounts	(72,498)
Lincoln Electric Stock Fund	(2,844,730)
$560,708
Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013 are as follows:

	2014	2013
Common stock held by the Lincoln Electric Stock Fund	$137,633,014	$138,973,530
T. Rowe Price Blue Chip Growth SHS	41,035,755	37,331,603
Fidelity Managed Income Portfolio	33,485,322	38,553,884
Dodge & Cox Balanced Fund	29,707,131	27,936,768
Fidelity Spartan 500 Index	28,129,176	23,844,822
Artisan Mid Cap Institutional	24,908,620	*
Artisan Mid Cap Fund	*	26,114,993
* Investment did not represent 5% or more of the Plan's net assets in the year presented

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
Note 4 — Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated January 29, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator has indicated that it is taking the necessary steps to bring the Plan's operations into compliance with the IRC under the Self-Correction Program. The plan administrator believes the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Note 5 — Transactions with Parties-in-Interest
At December 31, 2014, the Plan held 1,992,083 Common Shares of Lincoln Electric Holdings, Inc. with a fair value of $137,633,014.  For the year ended December 31, 2014, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $1,710,765.  At December 31, 2013, the Plan held 1,948,045 Common Shares of Lincoln Electric Holdings, Inc. with a fair value of $138,973,530.  The Plan’s shares of Lincoln Electric Holdings, Inc. are held in the Lincoln Electric Stock Fund.
Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company.  Such transactions are exempt from being prohibited transactions under ERISA.

Note 6 — Difference Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per financial statements	$460,810,310	$447,403,907
Less: Deemed distribution of loans with no post-default payments	(256,995)	(284,825)
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contract	496,699	590,018
Net assets available for benefits per Form 5500	$461,050,014	$447,709,100
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2014
Net increase per the financial statements	$13,406,403
Plus: Change in deemed distribution of loans with no post-default payments	27,830
Less: Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	(93,319)
Net increase per Form 5500	$13,340,914

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
The deemed distributions of participant loans with no post-default payments are loans that are in default by participants of the Plan.  While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.
The fully benefit-responsive contract was adjusted from fair value to contract value for purposes of the financial statements.  For purposes of the Form 5500, the investment contract will be stated at fair value.

Note 7 — Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s investments in the Company’s stock are exposed to market risk in the event of a decline in the value of Lincoln Electric Holdings, Inc. Common Shares.  Participants assume all risk in connection with any decrease in the market price of any investment.

Note 8 — Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are described below:
Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
 Level 2        Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The valuation methods used may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
Large Cap	$82,023,536	$—	$—	$82,023,536
Income	20,784,407	—	—	20,784,407
International	28,132,731	—	—	28,132,731
Mid Cap	52,609,178	—	—	52,609,178
Small Cap	1,817,845	—	—	1,817,845
Blended	80,174,246	—	—	80,174,246
Self-directed brokerage accounts	6,005,400	—	—	6,005,400
Lincoln Electric Stock Fund
Cash	5,771,533	—	—	5,771,533
Common Stock	137,633,014	—	—	137,633,014
Common collective trust	—	33,982,021	—	33,982,021
Total investments at fair value	$414,951,890	$33,982,021	$—	$448,933,911

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$21,167	$—	$—	$21,167
Mutual funds
Large Cap	72,662,529	—	—	72,662,529
Income	21,758,074	—	—	21,758,074
International	31,138,444	—	—	31,138,444
Mid Cap	56,785,131	—	—	56,785,131
Small Cap	874,184	—	—	874,184
Blended	63,170,593	—	—	63,170,593
Self-directed brokerage accounts	5,075,208	—	—	5,075,208
Lincoln Electric Stock Fund
Cash	6,347,952	—	—	6,347,952
Common Stock	138,973,530	—	—	138,973,530
Common collective trust	—	39,143,902	—	39,143,902
Total investments at fair value	$396,806,812	$39,143,902	$—	$435,950,714

Note 9 — Investment in Common Collective Trust Fund
The Plan invests in the Fidelity Managed Income Portfolio (“the Portfolio”), a fully benefit-responsive common collective trust fund.  The Portfolio’s objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  The Portfolio may invest in fixed-income securities, money market funds and derivative instruments (i.e., swap agreements), and also enter into wrapper contracts, which are issued by third-parties and are designed to allow the Portfolio to meet its objective of capital preservation.  The Portfolio is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)
 The common collective trust is a fully benefit-responsive investment for which contract value is the relevant measurement attribute.  Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  However, participants may not transfer their investments in the fund directly to another fixed income fund within the Plan.

The Lincoln Electric Company
 Employee Savings Plan
 EIN:  34-0359955          Plan Number:  005
Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2014

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Cash, interest bearing		$5,771,533

Common Collective Trust:
Fidelity Managed Income Portfolio*	33,485,322 units	33,982,021

Units of registered investment companies:
T.Rowe Price Blue Chip Growth SHS	610,016 units	41,035,755
Dodge & Cox Balanced Fund	289,882 units	29,707,131
Fidelity Spartan 500 Index*	386,072 units	28,129,176
Artisan Mid Cap Institutional	519,904 units	24,908,620
PIMCO Total Return Fund Institutional Class	1,949,757 units	20,784,406
Fidelity Diversified International K Fund*	515,942 units	17,743,241
Neuberger Berman Genesis R6	288,318 units	16,315,907
American Funds Washington Mutual R6	313,931 units	12,858,606
Vanguard Selected Value Inv	394,810 units	11,204,704
American Funds EuroPacific Growth	219,378 units	10,330,515
Vanguard Target Ret 2020 Inv CL	278,778 units	7,934,034
Vanguard Target Ret 2015 Inc CL	441,475 units	6,750,154
Vanguard Target Ret 2025 Inv CL	407,984 units	6,743,970
Vanguard Target Ret 2030 Inv CL	210,855 units	6,123,217
Vanguard Target Ret 2045 Inc CL	261,609 units	4,879,009
Vanguard Target Ret Inc	233,019 units	3,008,279
Vanguard Target Ret 2035 Inc CL	262,606 units	4,684,886
Vanguard Target Ret 2050 Inv CL	126,393 units	3,743,751
Vanguard Target Ret 2040 Inv CL	125,649 units	3,739,301
Vanguard Target Ret 2010 Inv CL	51,283 units	1,349,768
DFA U.S. Small Cap Portfolio Fund	58,358 units	1,817,845
Vanguard Target Ret 2055 Inv CL	47,240 units	1,510,746
Fidelity Spartan Extended Market Index Adv CL*	3,261 units	179,947
Vanguard Total International Stock Index Admiral Shares	2,268 units	58,975
		265,541,943

Self-directed brokerage accounts	Self-directed accounts	6,005,400

Common stock held by the Lincoln Electric Stock Fund
Lincoln Electric Holdings, Inc.*	1,992,083 Common Shares	137,633,014

Participant loans*	Loans maturing at various dates through December, 6 2029 and bearing interest at rates ranging from 4.25% to 10.5%	11,744,969
Total assets		$460,678,880
*Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/s/ Vincent K. Petrella
Vincent K. Petrella
Executive Vice President and
Chief Financial Officer

Date: June 26, 2015